[LETTERHEAD OF PATRIOT BANK CORP.]

                                                                    NEWS RELEASE

For further information on this release call
Joseph W. Major
President and Chief Operating Officer
(610) 970-4650
      or
Richard A. Elko
Executive Vice President and
Chief Financial Officer
(610) 970-4627

                          PATRIOT BANK CORP. ANNOUNCES
                    SHARE REPURCHASE OF UP TO 750,000 SHARES

     Pottstown, Pa -- June 27, 1997 -- Patriot Bank Corp. (Nasdaq "PBIX"), the parent holding company of Patriot Bank (the "Bank") will commence a "Modified Dutch Auction" self-tender offer on June 27, 1997 for up to 750,000 common shares, or approximately 18 percent of its 4,076,502 common shares currently outstanding.

     The offer will allow common shareholders to specify prices at which they are willing to tender their shares at a price not greater than $18.00 and not less than $16.50 per share. After receiving tenders, the Company will select a single per share price that will allow it to buy up to 750,000 shares. All shares purchased will be purchased at the company-selected price for cash, even if tendered at a lower price. If more than the maximum number of shares sought is tendered at or below the company-selected price, shares will be purchased pro rata. The offer will not be conditioned on a minimum number of shares being tendered, but will be subject to certain conditions set forth in the offering documents.

     The tender offer, proration period and withdrawal rights will expire at 5:00 p.m. on July 28, 1997 unless extended by the Company. On June 26, 1997 the closing price of the Company's common stock was $16 5/8 on the Nasdaq National Market.

     Kissel-Blake Inc. will act as information agent for the offer.

     Shareholders, in general, will be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by the Company. Each shareholder is urged to consult his tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the offer, including complete instructions on the tender procedure along with the transmittal forms and other data will be mailed to shareholders on June 30, 1997.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATIONS TO ANY SHAREHOLDER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

     Shareholders are invited to contact:

Kissel-Blake Inc.
110 Wall Street
New York, New York 10005
Telephone: (800) 554-7733

for further information on the procedures to be followed for tendering their shares, as well as for copies of the documents concerning the share repurchase, which will be mailed to them free of charge upon request.

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Patriot Bank Corp. common stock. The offer is made solely by the Offer to Purchase, dated June 27, 1997, and the related Letter of Transmittal.